Exhibit 99.3

Amdocs to Acquire Service Assurance Business of TEOCO to Assure and Enable

Monetization of Next Generation Dynamic Customer Experiences

JERSEY CITY, NJ – May 10, 2023 –Amdocs (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today announced that it has entered into a definitive agreement to acquire the service assurance business of TEOCO. The acquisition will enable Amdocs to provide service providers with a unique end-to-end service orchestration offering, assuring the quality of service and enabling the monetization of next generation dynamic customer experiences.

“The move will enhance Amdocs’ offering by bringing key assurance expertise and capabilities in-house, enabling us to offer truly end-to-end service orchestration. In today’s dynamic and complex 5G era, such a holistic, end-to-end approach is key to delivering on the promise of amazing experiences our customers’ end users expect.” said Shuky Sheffer, President and CEO of Amdocs Management Limited. “Amdocs and TEOCO already partner in some opportunities within the service assurance domain, and this acquisition and the new seamlessly integrated offering will enable us to better serve existing and new customers.”

Amdocs is acquiring the service assurance business of TEOCO for a consideration of approximately $90 million in cash, subject to the satisfaction of the conditions to closing. Additional consideration may be paid later based on the achievement of certain performance metrics. Revenue from TEOCO is expected to be immaterial in fiscal 2023 and expected to add approximately 0.5% to total revenue in fiscal year 2024.

The impact on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation.

The impact of the acquisition on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the full fiscal years 2023 and 2024. Non-GAAP diluted earnings per share excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, restructuring charges, equity-based compensation expenses and other, net of related tax effects.

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and enterprise customers. Our 31,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.58 billion in fiscal 2022. For more information, visit www.amdocs.com

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macro-economic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s clients’ businesses and levels of business activity, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022 and our Form 6-K furnished for the first quarter of fiscal 2023 on February 13, 2023.

Media Contacts

Jeff Barak

Amdocs Public Relations

Tel: +972 645 3637

Email: Jeff.Barak@amdocs.com

Holly Abbott

Babel PR for Amdocs

Tel: +44 (0)7527 521057

Email: amdocs@babelpr.com / holly.abbott@babelpr.com